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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC File Number 0-16401
                                                         CUSIP Number 00753u102

(Check One)
[X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR
[ ]Form N-CSR

                    For Period Ended:   November 30, 2004
                                      --------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________
______________________________________________________________________________
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|Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.|
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| Nothing in this form shall be construed to imply that the Commission has   |
|              verified any information contained herein.                    |
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     ADVANCED MATERIALS GROUP, INC.
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Full Name of Registrant

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Former Name if Applicable

   11420 MATHIS AVENUE
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Address of Principal Executive Office (Street and Number)

DALLAS, TEXAS  75234
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form N-CSR
[ ] or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT WAS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER
BECAUSE THE REGISTRANT IS IN THE PROCESS OF RESOLVING A DISPUTE REGARDING
A POTENTIAL FOREIGN TAX LIABILITY. THE INLAND REVENUE AUTHORITY OF SINGAPORE ("IRAS") HAS NOTIFIED THE REGISTRANT THAT THE IRAS BELIEVES THAT A TAX LIABILITY TO THE IRAS EXISTS FOR BUSINESS THE IRAS CONTENDS WAS CONDUCTED BY THE REGISTRANT IN SINGAPORE BETWEEN THE DATES OF JANUARY 1998 THROUGH JUNE 2003.
THE REGISTRANT IS APPEALING THIS MATTER.

THE IRAS HAS NOT INDICATED THE AMOUNT OR SPECIFIC TYPE OF THE TAX LIABILITY, BUT IF THE OUTCOME OF THE APPEAL PROCESS IS ADVERSE TO THE REGISTRANT, THEN THE LIABILITY COULD MATERIALLY AFFECT THE REGISTRANT'S FINANCIAL STATEMENTS FOR
THE YEARS OF 1998 THROUGH 2003, REQUIRING RESTATEMENTS. UNTIL THE IRAS TAX LIABILITY ISSUE IS RESOLVED, THE REGISTRANT WILL BE UNABLE TO FINALIZE AND
FILE THE SUBJECT REPORT WITH THE SECURITIES AND EXCHANGE COMMISSION. THE REVENUE GENERATED FROM THE REGISTRANT'S SINGAPORE BUSINESS RELATIONSHIP IS MATERIAL TO THE REGISTRANT'S FUTURE OPERATIONS AND MAY BE AT RISK DUE TO
THE FOREGOING. THE REGISTRANT INTENDS TO FILE THE SUBJECT REPORT AS SOON AS PRACTICABLE.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       ROBERT E. DELK               (972)             432-0602
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            (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [ ]Yes  [X]No

DUE TO THE ISSUE DESCRIBED IN PART III ABOVE, THE REGISTRANT HAS BEEN UNABLE TO FINALIZE AND FILE ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MAY 31, 2004 AND AUGUST 31, 2004.
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DUE TO THE ISSUE DESCRIBED IN PART III ABOVE, THE REGISTRANT IS UNABLE TO QUANTIFY THE ANTICIPATED CHANGE.

                           ADVANCED MATERIALS GROUP, INC.
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                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2005                   By: /s/ ROBERT E. DELK
     -----------------------------       ---------------------------------------
                                         Robert E. Delk, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.